IMPACT SCIENCE EDUCATION, INC.

Helping teachers
inspire kids
to love science
and engineering



ImpactScience.Co

Only 1 in 3 students proficient in Science

Percentage of students **at or above *Proficient*** in 2015


38%
Grade 4
34%
Grade 8
22%
Grade 12

Statistics: NAEP and BLS 2016

US Economy is Increasingly Innovation and Tech Based

Figure 1. Recent and Projected Growth in STEM and Non-STEM Employment


STEM Employment
Non-STEM Employment
7.9%
2.6%
17%
9.8%
18%
15%
12%
9%
6%
3%
0%
2000-2010 growth
2008-2018 projected growth

Source: ESA calculations using Current Population Survey public-use microdata and estimates from the Employment Projections Program of the Bureau of Labor Statistics.

Great careers in engineering and tech…
But will we have a skilled labor force?


PROJECTED PERCENTAGE INCREASES IN STEM JOBS: 2010–2020
Projected Percentage in Job Increases (2010-2020)
80
60
40
20
0
14%
16%
22%
32%
36%
62%
All Occupations
Mathematics
Computer Systems Analysts
Systems Software Developers
Medical Scientists
Biomedical Engineers


About 13 percent of U.S. students graduate with STEM degrees.
50%
40%
30%
20%
10%
0
41%
26%
22%
18%
14%
13%
China
India
UK
Japan
Brazil
US

By 2018, it is projected that 2.4 million STEM jobs will go unfilled.


Only 1 in 3 students proficient in science
Innovation-based economy
Great careers in engineering and tech
Our students need a better science education

Statistics: NAEP and BLS 2016

The Problem: Lack of Curriculum
Teachers have the Wrong Tools

✗ **Textbooks** are not the solution



✗ **Technology** is not the solution – too much screen time, not enough collaboration



We thought:

What if
SCIENCE CLASS
were more like
SCIENCE CAMP?





How: Make planning easier for teachers

Impact Science Education provides

great lesson plans so teachers can teach **great lessons**

- ✓ Easy to use
- ✓ Accessible
- ✓ Affordable



Students can learn science, engineering, innovation, and teamwork



… with projects such as:

- *Make polymers and crystals*
- *Design a solar cooker*
- *Plan a program to reduce carbon footprint, use data to gauge success*
- *Invent a toy based on scientific principles*

Perfect Timing

Impact Science


New science standards adopted
NEXT GENERATION SCIENCE STANDARDS
For States, By States
2013
Districts have textbook money to spend
$$$
The missing piece: Curriculum
???
New State Science Test will launch
caaspp
California Assessment of Student Performance and Progress
2019

Impact Science Education has the 3 critical skill sets necessary to create effective STEM curriculum


Science & Engineering
Knowledge
Impact
Science
Education Publishing
and
Product Development
Teaching
Experience

Impact Science

The Right Team

Co-Founders

Research Partnership



Ladie Malek
President

- ✓ BS Engineering
- ✓ MA Education
- ✓ 8 years as a teacher
- ✓ 16 years developing STEM education products



Robin Cooper
Chief Academic Ofc.

- ✓ BS Biology
- ✓ 21 years as a teacher
- ✓ science dept. chair
- ✓ mentor, supervising teacher



Sharon Parker
CSET Associate
Stanford University

- ✓ Curriculum design expert
- ✓ Instructional coach, expert in science teaching and assessment

The Right Experience

Highlights from Ladie Malek's
Product Development portfolio



Project STEM **(Pearson Education)**

Living by Chemistry **(Macmillan, now in 3rd edition)**

Discovering Geometry **(Kendall Hunt, now in 5th edition)**

Pearson System of Courses, Math **(Pearson Education)**

Accomplished so far:
95% of Units complete for Grades 6th–8th


Grade 6
Grade 7
Grade 8
0%
20%
40%
60%
80%
100%
Complete
Still Needed

Goal: 100% of lesson plans complete by end of December 2017

Science Teachers are Enthusiastic!

I'm looking forward to starting on Cells. These are well-crafted units! ***- Tanicia P. , CA***

My students and I are really enjoying this new microscope unit [of study]! Thanks!! ***- Sara B. , CA***

I have a very good feeling about this unit. our design day was a hit! ***- Michael M. , CA***

Had so much fun teaching the engineering cycle today~

- Joanna P. , CA

The Competition

	Active and engaging	Engineering and Design focus	Device not needed for student	Cost
Textbooks	✗	✗	✔	$$$
Amplify	✔	✔	✗	$$$$ $$
Impact Science	✔	✔	✔	$$

* $ = approximately $64 per 8-year cycle. A typical science textbook costs $90-100

Affordable for Districts

Charge for 8-year license based on enrollment

Typical school district has 3000 middle school students@$64/student = $192,000/district

Districts can use textbook budget to buy

Less than cost of a textbook purchase

Optimum Format and Delivery System

Impact Science

PDF files are the most versatile format

1. Easily accessible---anyone can download, print or project

2. Does not rely on software platform, no updates, patches, or network conflicts

3. No warehousing and shipping, or onsite tracking costs for school---Simple delivery via emailed link to Online folder

Current users, early interest, and market penetration

Impact Science

Albany Middle School

(beta test group)

↓

Two Paying Customers already

Brentwood re-signed for 2nd year

↓

60 Districts across CA Actively piloting:
Palo Alto, Brentwood, San Ramon, Mt. Diablo, Pleasanton, Martinez, Los Angeles, Mojave...

↓

8 Districts in Negotiations to Purchase

Impact Science

Market Size: $1.3 billion*

Our price: $64/ student for a 8-year license

West Coast	US
2 million **middle school students** x 5% marketshare ** x $64/student = **$6.4 M/year** **Ladie's previous published works garnered minimum 5% market share	**13 million** **middle school students** x 5% marketshare x $64/student = **$41.6 M/year** * 13 million multiplied by $100 textbook purchase

What we will use the funds for:

(Our fundraising goal is **$1,300,000** *)

- Complete product dev. by end of Dec 2017
- Launch sales and marketing statewide
- Attend conferences
- Submit for CA adoption March. 2018

* As of October 2017, have raised $415,000 of our goal.

Expenses and Revenue



Expense and Revenue (in Millions of $)
25% Complete Start District Pilots
Bulk of Prod Dev complete Start Sales and Marketing
Sales based on state approved list in July
1st full year sales
Expanding into other states
0.15m
2.4m
6.4m
7.7m
Expense
Revenue
2016
2017
2018
2019
2020
0
1
2
3
4
5
6
7
8

Expenses and Revenue



Expense and Revenue (in Millions of $)
8
7
6
5
4
3
2
1
0
2016
2017
2018
2019
2020
Expense
Revenue
7.7m
6.4m
2.4m
Growing Profits
1.4m
5.2m
6.4m
Expenses remain flat
Break even point

Timeline and Milestones

Finish Curriculum for all three grades by Q4 2017,
Sales $100k and Prepare for State List submission by Q4



Raise Funds, Staff up,
Increase pace of development
Sell 8 year licenses after
State adoption
Self funded start up phase
Sell One Year
Licenses
Sell Licenses in
other states
2015
2016
2017
2018
2019
All of 6th Grade complete
Adjust for
Other states
Grades 7 and 8 are Complete
New standardized State Exam

IMPACT SCIENCE EDUCATION, INC.

(510) 559 9332

Ladie.malek@Impactscience.co

http://impactscience.co/index.html

ImpactScience.Co